Morningstar Credit Ratings, LLC
FORM NRSRO

EXHIBIT 4

September 2019

MORNINGSTAR®

Organizational Structure

Morningstar Credit Ratings, LLC

September 2019

Exhibit 4A - Organization of Morningstar Credit Ratings, LLC Parent Company and Material Affiliates



Morningstar, Inc. (US)
Morningstar Credit Ratings, LLC (US) *
Morningstar Ratings Holding Corp. (US)
Ratings Acquisition Corp. (Cayman)
AAA UK Holding Co. Limited (UK)
AAA UK Acquisition Co. Limited (UK)
DBRS, Inc. (US) *
DBRS Limited (Canada)
DBRS Ratings Limited (UK)
DBRS Ratings GmbH (Germany)
DBRS Ratings GmbH (Madrid Branch Office)

* Morningstar Credit Ratings, LLC and DBRS, Inc. are separately registered with the Securities and Exchange Commission as Nationally Recognized Statistical Rating Organizations. DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH are credit rating affiliates of DBRS, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


President
Head of Credit Operations
Head of Analytics Products *
Head of Human Resources & Planning *
Head of Business Development *
Head of Finance *
Head of Internal Audit & Global Enterprise Risk Management
Head of Credit Business Strategy Canada
Head of Credit Business Strategy United States
Group Managing Director Global Corporates
Group Managing Director Structured Finance
Group Managing Director Financial Institutions & Sovereign
Chief Credit Officer Credit Standards

* In addition to reporting to the President of DBRS, Inc., this role has a reporting line to Morningstar, Inc.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


Chief Financial Officer Morningstar, Inc.
Chief Revenue Officer Morningstar, Inc.
Head of Talent & Culture Morningstar, Inc.
Chief Technology Officer Morningstar, Inc.
Head of Finance
Head of Business Development
Head of Human Resources & Planning
Head of Analytics Products
Head of Internal Audit & Global Enterprise Risk Management

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure


President
Group Managing Director Global Corporates
Group Managing Director Global Financial Institutions & Sovereign
Group Managing Director Global Structured Finance
Project Finance
Infrastructure Finance
Real Estate & Public Finance
Industrials
Consumer, Communications, Retail & Media
Corporate Research & Analysis
Energy/ Banking
Financial Institutions
Non-Banking Financial Institutions
Sovereign
Structured Credit
Asset-Backed Securities
Residential Mortgage Backed Securities
Commercial Mortgage Backed Securities
Covered Bonds
Surveillance
Canadian Structured Finance
Operational Risk
Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



General Counsel
Morningstar, Inc.
Chief Legal Counsel
Chief Compliance Officer
General Counsel
Canada
General Counsel
Europe
Global Regulatory Counsel
Canada
Regional Compliance Officer
Madrid
Designated Compliance Officer
New York
Regional Compliance Officer
Toronto
Global Internal Controls
New York
Policies & Procedures
New York

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of September 13, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware
DBRS, Inc. (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Investment Management LLC	Delaware
Morningstar Investment Services LLC (2)	Delaware
Morningstar Ratings Holding Corp.	Delaware
Morningstar Research Services LLC	Delaware
Pitchbook Data, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (3)	Australia
Morningstar Investment Management Australia Limited (4)	Australia
Morningstar Australasia Pty Limited (5)	Australia
Morningstar Direct Investments (6)	Australia
Morningstar Group Australia Pty Limited (7)	Australia
Morningstar Brazil Financial Information Ltda. (7)	Brazil
DBRS Limited (1)	Canada
Morningstar Associates, Inc. (8)	Canada
Morningstar Canada Group, Inc. (7)	Canada
Morningstar Research, Inc. (8)	Canada
Fund Votes Research Ltd. (9)	Canada
Ratings Acquisition Corp (10)	Cayman Islands
Servicios Morningstar Chile Ltd. (7)	Chile
Morningstar (Shenzhen) Ltd. 11)	China
Morningstar Danmark A/S (12)	Denmark
Morningstar Danmark Holding Aps (7)	Denmark
Morningstar France Holding SAS (7)	France
Morningstar France Fund Information SARL (13)	France
Morningstar Investment Consulting France SAS (13)	France
DBRS Ratings GmgH (1)	Germany
Morningstar Deutschland GmbH (7)	Germany
Morningstar Asia, Ltd. (7)	Hong Kong
Morningstar Investment Management Asia Limited (2)	Hong Kong

Subsidiary	Jurisdiction of Formation
Morningstar India Private Limited (14)	India
Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Italy, S.R.L. (7)	Italy
Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Korea, Ltd.	Korea
Morningstar Luxembourg SARL (7)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Europe, B.V. (15)	The Netherlands
Morningstar Holland, B.V. (16)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (5)	New Zealand
Morningstar Norge AS (7)	Norway
Morningstar Investment Adviser Singapore Pte Limited (11)	Singapore
Morningstar Research Pte Limited (11)	Singapore
Morningstar Research (Proprietary) Limited (7)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Europe Services, S.L. (7)	Spain
Morningstar Network, S.L. (7)	Spain
Morningstar HoldCo AB (7)	Sweden
Morningstar Sweden AB (17)	Sweden
Morningstar Switzerland GmbH (7)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) Ltd. (7)	United Arab Emirates
AAA UK Holding Co. Limited (18)	United Kingdom
AAA UK Acquisition Co. Limited (19)	United Kingdom
DBRS Ratings Limited (1)	United Kingdom
Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Europe, Ltd. (7)	United Kingdom
Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Real-Time Data Limited (20)	United Kingdom
Pitchbook Data Limited (21)	United Kingdom

Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of September 13, 2019. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

(1) AAA UK Acquisition Co. Limited owns 100%.

(2) Morningstar Investment Management LLC owns 100%.

(3) Morningstar Australasia Pty Limited owns 100%.

(4) Ibbotson Pty Limited owns 100%.

(5) Morningstar Direct Investments owns 100%.

(6) Morningstar Group Australia owns 100%.

(7) Morningstar Holland B.V. owns 100%.

(8) Morningstar Canada Group, Inc. owns 100%.

(9) Morningstar Research, Inc. owns 100%.

(10) Morningstar Ratings Holding Corp. owns 100%.

(11) Morningstar Asia, Ltd. owns 100%.

(12) Morningstar Danmark Holdings Aps owns 100%.

(13) Morningstar France Holding SAS owns 100%.

(14) Corporate Fundamentals, Inc. owns 100%.

(15) MStar Holdings C.V. owns 100%.

(16) Morningstar Europe, B.V. owns 100%.

(17) Morningstar HoldCo AB owns 100%.

(18) Ratings Acquisition Corp owns 100%.

(19) AAA UK Holding Co. Limited owns 100%.

(20) Morningstar U.K., Ltd. owns 100%.

(21) Pitchbook Data, Inc. owns 100%.